UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                          (Amendment No.          )*

                       Grupo Radio Centro S.A. de C.V.
                               (Name of Issuer)

             Common Stock, Sponsored ADR, no par value per share
                        (Title of Class of Securities)
                                  40049C102
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   40049C102                      13G               PAGE   2   OF   4
  PAGES


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Manning & Napier Advisors, Inc.
      IRS # 16-0995736


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *      (a)    [   ]
                                                              (b)    [   ]


3     SEC USE ONLY




4     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               5     SOLE VOTING POWER

                     890,000

               6     SHARED VOTING POWER

                     - 0 -

               7     SOLE DISPOSITIVE POWER

                     890,000

               8     SHARED DISPOSITIVE POWER

                     -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      890,000


10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *




11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.10


12    TYPE OF REPORTING PERSON *

      Investment Advisor



                     *SEE INSTRUCTION BEFORE FILLING OUT!

     PAGE   3   OF   4
Item 1(a):  Name of Issuer:

     Grupo Radio Centro S.A. de C. V.

Item 1(b):  Address of Issuer's Principal Executive Office:

     Avenida Constituyentes 1154
     Col. Lomas Altas
     Mexico D.F. 11590         Mexico

Item 2(a):  Name of Person Filing:

     Manning & Napier Advisors, Inc.

Item 2(b):  Address of Principal Business Office, or, if none, Residence:

     1100 Chase Square
     Rochester, New York 14604

Item 2(c):  Citizenship:

     New York

Item 2(d):  Title of Class of Securities:

     Common Stock, Sponsored ADR,  no par value

Item 2(e):  CUSIP Number:

     40049C102

Item 3: If this statement is filed pursuant to rule 13d-1(b) of 13d-2(b), check whether the person filing is a :

(e) [X] Advisor is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4:  Ownership:

(a)  Amount Beneficially Owned:     890,000
(b)  Percent of Class:  Based on the most recent prices provided by Bloomberg,
L.P.,  499  Park  Avenue,  New York, New York   10022, listing the outstanding
shares of common stock on
December  31,  1998, as 14,574,000 it is believed person filing has beneficial
ownership of            6.10%.
(c)  Number of shares as to which such person has:
     (i)   sole voting power:          890,000
     (ii)  shared voting power:          -0-
     (iii) sole dispositive power:     890,000
     (iv)  shared dispositive power:     -0-

Item 5:  Ownership of Five Percent or Less of a Class:

Not applicable


Item 6: Ownership of More than Five Percent on Behalf of Another Person:

Not applicable


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable


Item 8:  Identification and Classification of Members of the Group:

Not applicable


Item 9:  Notice of Dissolution of a Group:

Not applicable


Item 10:  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purposes of effect.




Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 /s/Fonda L. Herrick                           Date:     February 2, 1999
    Fonda L. Herrick, Corporate Secretary